                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934*
                               (Amendment No. )

                         MALLON RESOURCES CORPORATION
    ______________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
    ______________________________________________________________________
                        (Title of Class of Securities)

                                   561240201
                      ___________________________________
                                (CUSIP Number)

                                   COPY TO:
                                  Rob Barrett
                     J O Hambro Capital Management Limited
                                  Ryder Court
                                14 Ryder Street
                           London SW1Y 6QB, England

                              011-44-207-747-5640
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 June 6, 2001
    ______________________________________________________________________
           (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                          --------------------------
 CUSIP No. 561240201             SCHEDULE 13D        Page 2 of 53 Pages
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             699,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          699,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      699,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IA, CO
------------------------------------------------------------------------------

--------------------------                          --------------------------
 CUSIP No. 561240201             SCHEDULE 13D        Page 3 of 53 Pages
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             699,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          699,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      699,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IA, CO
------------------------------------------------------------------------------

--------------------------                          --------------------------
 CUSIP No. 561240201             SCHEDULE 13D        Page 4 of 53 Pages
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             250,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          250,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      250,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      2.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IV, CO
------------------------------------------------------------------------------

--------------------------                          --------------------------
 CUSIP No. 561240201             SCHEDULE 13D        Page 5 of 53 Pages
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             699,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          699,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      699,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------------------------                          --------------------------
 CUSIP No. 561240201             SCHEDULE 13D        Page 6 of 53 Pages
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      The Trident North Atlantic Fund
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             266,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          266,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      266,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

Item 1.  Security Issuer.

       The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Mallon Resources Corporation, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 18th Street, Suite 1700, Denver, Colorado 80202.

Item 2.  Identity and Background.

       2 (a-c, f).

       I.   Filing Parties:
            --------------

       This Statement is filed on behalf of the following five persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual Fund. Christopher

       Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.


II.    Control Relationships:
       ---------------------

       J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

       Christopher Mills serves as a director of J O Hambro Capital Management and as executive director of American Opportunity Trust.


III.   Executive Officers and Directors:
       --------------------------------

       In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

       (d)   Criminal Proceedings
             --------------------

       During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e)   Civil Securities Law Proceedings
             --------------------------------

       During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

       The amount of funds used to date to acquire the Shares is approximately $4,023,818 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

     The Filing Parties acquired their holdings of the Common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's business. Furthermore, the Filing Parties have come to believe that the Board of Directors (the "Board") should consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the company or its assets.

     The Filing Parties have no present intention, plans or proposals to change the existing senior management or the Board of the Company, or to effect, among other things, a business combination or sale of the Company or its assets. The Filing Parties will, from time to time, revisit the purpose of their investment in the Company. If, in the estimation of the Filing Parties, the divergence between the market valuation of the Common Stock and the inherent value of the Company's business persists, the Filing Parties may take such action as they believe is necessary to effectuate an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company. Accordingly, future acquisitions of the Company's Common Stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                               Number of      Number of        Number of
                                                Shares:        Shares:        Shares: Sole
                                Aggregate        Sole          Shared          or Shared
           Filing               Number of      Power to       Power to         Power to         Approximate
           Party                 Shares:         Vote           Vote            Dispose         Percentage*
        ------------          ------------  ------------   ------------      ------------       ------------
Holdings                      699,000             0           699,000           699,000              6.5%

J O Hambro                    699,000             0           699,000           699,000              6.5%
Capital Management

Christopher H.B. Mills        699,000             0           699,000           699,000              6.5%

American Opportunity          250,000             0           250,000           250,000              2.4%
 Trust

Trident North Atlantic        266,200             0           266,200           266,200              2.5%
------------------------------------------------------------------------------------------------------------

* Based on 10,646,094 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2001, which is based on information reported in the Company's Quarterly Report on Form 10Q, for the period ended March 31, 2001.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in Common Stock other than those set forth in the following table:

     Resource Bankshares Mortgage Group, Inc. Trades in 60 days prior to filing

                                        No. of   Price
Date             Filing Party           Shares   (US$)   Broker

4/17/01  American Opportunity Trust      5,000   6.30   McDonald
                                                        Investments

5/07/01  American Opportunity Trust      4,500   6.30   McDonald
                                                        Investments

5/09/01  American Opportunity Trust      4,500   6.30   McDonald
                                                        Investments

5/21/01  American Opportunity Trust    100,000   6.10   McDonald
                                                        Investments

5/23/01  Trident North Atlantic         84,000   5.80   McDonald
                                                        Investments

5/23/01  J O Hambro                     71,800   5.80   McDonald
         Capital Management                             Investments

5/29/01  Trident North Atlantic         15,000   6.00   McDonald
                                                        Investments

6/04/01  Trident North Atlantic          3,200   6.00   McDonald
                                                        Investments

6/06/01  Trident North Atlantic         70,000   6.00   McDonald
                                                        Investments

6/06/01  J O Hambro                     48,000   6.00   McDonald
         Capital Management                             Investments

6/07/01  J O Hambro                     63,000   5.96   McDonald
         Capital Management                             Investments

6/07/01  Trident North Atlantic         94,000   5.96   McDonald
                                                        Investments


     All of the above transactions were effected on the open market and were purchases.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned American Opportunity Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.

     The following documents are filed herewith:

     (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (b) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (c) Joint Filing Agreement dated as of June 11, 2001 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, and The Trident North Atlantic Fund.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001

                         J O HAMBRO CAPITAL MANAGEMENT LIMITED



                         By:   /S/ R.G. BARRETT
                            ----------------------------------------------------
                            Name:   R.G. Barrett
                            Title:  Director
                            Executed on behalf of the parties hereto pursuant
                            to the Joint Filing Agreement filed herewith.

                                  Schedule A


The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.

Name:                                James Daryl Hambro
                                     (Chairman)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Chairman, J O Hambro Capital Management
                                     Limited

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro Capital Management
                                     Limited

Name:                                Nichola Pease
                                     (Director and Chief Executive)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director and Chief Executive, J O Hambro
                                     Capital Management Limited

Name:                                Basil Postan
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Malcolm Robert King
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Graham Warner
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Robert George Barrett
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

Name:                                Claudia Margaret Cecil Perkins
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management
                                     Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                James Daryl Hambro
                                     (Managing Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Managing Director, J O Hambro Capital
                                     Management Limited

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust Director, J O Hambro Capital
                                     Management

Name:                                Claudia Margaret Cecil Perkins
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Malcolm Robert King
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Nichola Pease
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director and Chief Executive, J O Hambro
                                     Capital Management

Name:                                Basil Postan
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

Name:                                Robert George Barrett
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                R. Alexander Hammond-Chambers
                                     (Chairman)

Citizenship:                         British

Business Address:                    29 Rutland Square
                                     Edinburgh
                                     EH1 2BW

Principal Occupation:                Non-executive director

Name:                                Christopher Harwood Bernard Mills

Citizenship:                         British

Business Address:                    Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Executive Director, American Opportunity
                                     Trust Executive Director, NASCIT Director,
                                     J O Hambro Capital Management

Name:                                John Gildea
                                     (Director)

Citizenship:                         USA

Business Address:                    Gildea Management Company/1/
                                     115 East Putnam Avenue
                                     3rd Floor
                                     Greenwich, Connecticut 06830

Principal Occupation:                President, Gildea Management Company

__________________________

     /1/ Gildea Management company is principally engaged in the investment management business

Name:                                The Hon. James J. Nelson
                                     (Director)

Citizenship:                         British

Business Address:                    Foreign & Colonial Ventures/2/
                                     4th Floor
                                     Berkeley Square House
                                     Berkeley Square
                                     London W1X 5PA
                                     England

Principal Occupation:                Director, Foreign & Colonial Ventures

Name:                                Iain Tulloch
                                     (Director)

Citizenship:                         British

Business Address:                    Murray Johnstone Ltd./3/
                                     7 West Nile Street
                                     Glasgow G2 2PX
                                     Scotland

Principal Occupation:                Director, Murray Johnstone Ltd.

Name:                                Philip Ehrman
                                     (Director)

Citizenship:                         British

___________________

     /2/ Foreign & Colonial Ventures is principally engaged in the investment management business.

     /3/ Murrat Johnstone Ltd. is principally engaged in the investment management business.

Business Address:                    Gartmore Investment Management Ltd./4/
                                     Gartmore House
                                     16-18 Monument Street
                                     London EC3R 8AJ
                                     England

Principal Occupation:                Investment Manager, Gartmore Investment
                                     Management Ltd.

____________________

     /4/ Gartmore Investment management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                                Niamh Meenan
                                     (Director)

Citizenship:                         Irish

Business Address:                    RSM Robson Rhodes
                                     Fitzwilton House
                                     Wilton Place
                                     Dublin 2

Principal Occupation:                Senior Manager, RSM Robson Rhodes

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Executive Director, NASCIT Executive
                                     Director, American Opportunity Trust
                                     Director, J O Hambro Capital Management
                                     Limited

Name:                                David Sargison
                                     (Director)

Citizenship:                         British

Business Address:                    Caledonian Bank & Trust Limited
                                     Caledonian House
                                     George Town, Grand Cayman
                                     Cayman Islands

Principal Occupation:                Managing Director, Caledonian Bank & Trust
                                     Limited

                                 Exhibit Index
                                 -------------

Document
--------

     The following documents are filed herewith:

     (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (b) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (c) Joint Filing Agreement dated as of June 11, 2001 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust PLC, Christopher Mills, and The Trident North Atlantic Fund.

                          ADMINISTRATION, MANAGEMENT
                             AND CUSTODY AGREEMENT

                                    BETWEEN
                       NASCIT AND J O HAMBRO & PARTNERS

                            DATED 7th January 1993
                            ----------------------


                        CONSOLIDATED VENTURE TRUST PLC


                                      and


                         J O HAMBRO & PARTNERS LIMITED


         _____________________________________________________________

               ADMINISTRATION, MANAGEMENT AND CUSTODY AGREEMENT
        ______________________________________________________________



                                 Allen & Overy
                                     London

THIS AGREEMENT is made on 7th January 1993 BETWEEN:

(1) CONSOLIDATED VENTURE TRUST PLC of 11 Devonshire Square, London EC2M 4YR (the "Company"); and
           -------

(2) J O HAMBRO & PARTNERS LIMITED of 30 Queen Anne's Gate, London SW1H 9AL (the "Manager").
      -------

NOW IT IS HEREBY AGREED as follows:

1.  Interpretation
    --------------

(1)  In this Agreement:

     "Board"
      -----

     means the Board of Directors of the Company, or a committee thereof or (where the context so admits) a Director of the Company, duly authorised;

     "IMRO"
      ----

     means the Investment Management Regulatory Organisation Limited or its successors from time to time;

     "IMRO Rules"
      ----------

     means the rules of IMRO from time to time applicable;

     "Investments"
      -----------

     includes any asset, right or interest falling within any paragraph in Part I of Schedule I to the Financial Services Act 1986 and any other asset, right or interest in respect of property of any kind and, without prejudice to the foregoing, wherever situate and whether or not producing income;

     "Portfolio"
      ---------

     means the Investments from time to time owned by the Company;

     "Secondment Services Agreement"
      -----------------------------

     means an Agreement made on or about the same date as this agreement between the Company, Growth Investment Management Limited ("GIM") and Christopher Harwood Bernard Mills;

     "Stock Exchange"
      --------------

     means The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

     "subsidiary"
      ----------

     shall have the meaning ascribed thereto by Section 736 of the Companies Act 1985.

(2) References to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

(3) Any reference to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

(4)  Subclauses (1) to (3) above apply unless the contrary intention appears.

(5)  The headings in this Agreement do not affect its construction.

(6) References to amounts payable by the Company shall be exclusive of value added tax thereon so that value added tax shall be payable in addition if and to the extent chargeable.

2.   Appointment
     -----------

     The Company hereby appoints the Manager to be the investment manager and administrator of the Company to provide the services and facilities mentioned below with effect from the date of execution of this Agreement, such appointment to continue (unless previously terminated under Clause 11 below) until terminated by either party upon the expiry of not less than 12 months' written notice given to the other.

3.   Investment Management
     ---------------------

(1) The Manager shall undertake with regard to such Investments as may from time to time be notified to and agreed with the Manager (the "Relevant Investments"), the duties normally performed by investment managers, subject to the policy directions and overall guidelines from time to time notified to the Manager by the Board, and in particular but without in any way prejudicing the generality of the foregoing shall on behalf of the
     Company:

     (a) keep under constant review the Relevant Investments from time to time held by the Company;

     (b) be entitled (at its absolute discretion and without obtaining the prior written permission of the Company) to withdraw deposits, to effect purchases and sales and other transactions in respect of Relevant Investments and subscriptions to issues of Relevant Investments, to enter into underwriting commitments in relation to Relevant Investments on behalf of the Company and otherwise to invest, realise and re-invest the Portfolio in relation to Relevant Investments and exercise all rights attaching to Relevant Investments comprised therein and in each such case to charge the amounts payable to the Portfolio;

     (c) search out and evaluate investment opportunities in Relevant Investments for the Company;

     (d) analyse the progress of companies in which the Company has made Relevant Investments;

     (e) submit to the Board such reports and information regarding Relevant Investments as the Board shall reasonably require; and

     (f) recommend to the Board any future developments or changes to the investment policy of the Company which the Manager may consider to be advisable.

(2) The Board shall procure that Christopher Mills consults with the Manager prior to making investment decisions on behalf of the Company relating to unlisted investments. If the Manager objects to any such investment decision by Christopher Mills it may notify the Board and the Board shall use reasonable endeavours to convene a Board Meeting to consider the matter prior to the proposed investment decision being implemented.

4.   Administration and other facilities
     -----------------------------------

     The Manager shall provide the Company with the following services and facilities:

     (a) office facilities at 30 Queen Anne's Gate, London SW1H 9AL or such other office as may be agreed by the Company with the Manager and such office shall be used as the registered and principal office of the Company and there shall be available there a suitable room (upon the giving of not less than five days' prior notice or such shorter notice as may be agreed from time to time) for the holding of meetings of the Board but nothing in this Agreement shall be construed, or have effect as constituting the relationship of landlord and tenant between the Manager and the Company and the Company shall be a bare licensee of the Manager;

     (b) all financial, accountancy, secretarial, clerical and other administrative services of any kind necessary for the conduct of the affairs of the Company;

     (c) keeping on behalf of the Company such books, records and statements to give a complete record of all transactions carried out by the Company in relation to the investment, realisation and re-investment of the Portfolio and such other books, records and statements as may be required to give a complete record of all other transactions carried out by the Company and as will enable the Company to publish yearly and half-yearly the report and accounts of the Company as required by the regulations of The Stock Exchange;

     (d) acting as Secretary to the Company, attending all meetings of the Board and performing all the duties reasonably expected of a Company Secretary including liaison with The Stock Exchange, preparation and delivery of returns of The Registrar of Companies and the maintenance of all statutory books other than the register of members;

     (e) all necessary equipment and personnel with a proper and adequate standard of proficiency and experience to enable the Manager to carry out its functions under this Agreement; and

     (f) the Manager shall permit such of its employees (if any) as the Company may reasonably request to be Directors of the Company.

5.   Ancillary Powers of Manager
     ---------------------------

     The Manager may on behalf of the Company in respect of Relevant
     Investments:

     (a) issue orders and instructions to the Company's bankers and custodians with respect to the disposition of securities and moneys of the Company provided always that any such disposition shall at all times be subject to and effected in accordance with the arrangements for the time being in force between the Company and its bankers and custodians;

     (b) exercise any voting rights attached to the securities included in the Investments in pursuance of the policy agreed and established by the Board from time to time; and

     (c) issue instructions to and consult the auditors and legal advisers of the Company regarding any matter or thing relating to Investments including (where the Board thinks fit) institution of legal proceedings.

6.   Further obligations of the Manager
     ----------------------------------

(1) The Manager shall, and shall procure that its representatives, employees and delegates shall, obey and comply with all lawful orders and directions in relation to the Manager's obligations under this Agreement given to it or them from time to time by the Board and shall observe and comply with the Memorandum and Articles of Association of the Company as from time to time amended and with all resolutions of the Board or the Company of which they are informed.

(2) In particular, all activities engaged in by the Manager or any representative, employee or delegate of the Manager on behalf of the Company shall at all times be subject to the overall control of and review by the Board and without limiting the generality of the foregoing the Board shall set out the investment policy of the Company specifying the manner in which it wishes the Manager to give effect to such policies.

(3) The Board shall instruct the Manager as to the exercise of the voting rights attached to the securities in the Portfolio and may:

     (a) prohibit the Manager from investing for the account of the Company in any particular security or class of securities;

     (b) require the Manager to sell any security or class of securities or (subject to the availability of funds) to purchase any security or class of securities; and

     (c) withdraw any part of the assets of the Company from the management of the Manager (but without thereby reducing the fee payable to the Manager under this Agreement) for any reason whatsoever.

7.   Custody
     -------

     (1) Unless it receives contrary instructions from the Company, the Manager shall make arrangements for the safekeeping of all cash, securities or other assets in the Portfolio for the account of the Company in accordance with this Clause 7 provided that the obligations of the Manager under this Clause 7 shall not apply in relation to any cash or other assets of the Company until the cash or assets concerned have been made available to the Manager following execution of this Agreement. Insofar as the Manager holds assets comprised in the Portfolio (or documents of title relating to such assets), it shall do so separately from its own assets and on trust for the Company.

(2) The Manager shall arrange for (i) any uninvested cash to be held in the Company's name in one or more accounts with Bank of Scotland or other first class banks approved by the Company and (ii) all securities to be held in custody accounts in the Company's name at Bank of Scotland or other reputable custodians approved by the Company.

(3)  The Manager shall make arrangements for:

     (a) the collection of all income and principal with respect to the Portfolio and credit cash receipts to the bank accounts referred to above;

     (b) the exchange of securities where the exchange is purely ministerial (including the exchange of temporary securities for those in definitive form and the exchange of warrants for, or other documents of entitlement to securities for, the securities themselves);

     (c) the surrender of securities at maturity or when called for redemption against payment therefor.

(4) The Manager shall notify any bank or custodian holding property comprised in the Portfolio that it is not the Manager's property.

(5) The Manager shall have no right of lien or set-off or any right of retention with respect to any Investments held in the Portfolio.

(6) All proxies or similar requests for consent and all notices (other than of a routine or immaterial nature) received by the manager relating to securities held in the Portfolio are to be forwarded to the Company or are to be dealt with in accordance with instructions given by the Company from time to time.

8.   Management charge and expenses
     ------------------------------

(1) The Company shall pay to the Manager in respect of each financial period of the Company a fee for its services the amount of which shall be equal to the difference between (a) 1% of Shareholders Funds (as defined in the Secondment Services Agreement in its original form) of the Company and its subsidiaries on the last day of the preceding financial period of the Company and (b) the amount of the Fee payable to GIM pursuant to Clause 5(1) of the Secondment Services Agreement in respect of that financial period provided that the amount of the fee payable to the Manager pursuant to this sub-clause in respect of any financial period of the Company shall not be less than (Pounds)75,000.

(2) In addition, the Company shall pay to the Manager a transaction fee of (Pounds)200 per transaction effected for the Portfolio by the Manager, as evidenced by a contract note.

(3) The Company shall bear the expenses of any kind incurred by or on behalf of the Manager in the carrying out of its duties and the provision of services and facilities hereunder, save for telex, telephone and other routine communication charges and the costs of providing normal office accommodation and secretarial and clerical staff for the normal performance of those duties.

(4) The fee payable pursuant to sub-clause (1) of this Clause 8 shall be paid to the Manager by the Company (unless otherwise agreed) in quarterly instalments in arrears on 30th April, 31st July, 31st October and 31st January in each year (in this sub-clause referred to as "Payment Dates") but if the amount of the fee in respect of any financial period is not ascertained by 30th April in that financial period, the Company shall pay to the Manager (Pounds)18,750 on each of the Payment Dates and upon the amount of the fee being ascertained the Company shall pay any further amount due to the Manager in equal instalments on the Payment Dates provided that any instalment in respect of a Payment Date that has already passed shall be immediately payable to the Manager (and a pro rata fee shall be payable for any part of a quarter for which this Agreement is in force).

(5) The Manager shall also be entitled to additional fees, calculated on a time basis, for services provided in connection with any transactions involving the Company and/or any of its subsidiaries outside the ordinary course of business including in particular any issue of shares, debentures or other securities or any reorganisation, redemption, consolidation, sub-division or other alteration of capital or any takeover, acquisition or disposal of or by the Company and/or any of its subsidiaries.

(6) An amount equal to any amount payable to the Manager pursuant to this Clause shall be paid by the Company to the Manager promptly after delivery to the Company by the Manager of an invoice giving reasonable details in respect thereof. Notwithstanding the foregoing, the Manager shall be entitled, without delivery of an invoice as aforesaid, to charge any such amount to the Portfolio subject to notifying the Company in writing of the amount thereof promptly thereafter.

9.   Subsidiaries
     ------------

     If the Company has at any time one or more subsidiaries then, unless otherwise directed by the Board, the Manager shall in addition provide the same services to such subsidiaries as it provides hereunder to the Company.

10.  Freedom to act
     --------------

     The services of the Manager to the Company under this Agreement shall not be exclusive and the Manager shall be free to render similar services to others and nothing in this Agreement shall preclude the Manager from having dealings with or on behalf of the Company either on its own account or on account of its clients or others or make it accountable to the Company in respect of any product or commission from any such dealings.

11.  Termination
     -----------

(1)  If:

     (a) either party shall commit any substantial or continuing material breach of this Agreement and (where such breach is capable of remedy) fail to remedy such a breach within thirty days of being given written notice of it by the other party; or

     (b) either party shall have a receiver or administrator appointed over the whole or any party of their assets or a resolution is passed or an order made for the winding-up of such party other than as mentioned in sub-clause (2) below;

     the other party shall be entitled to terminate the appointment under this Agreement forthwith by giving written notice of termination to such party.

(2) On termination of the appointment of the Manager, the Manager shall be entitled to receive all fees and other money accrued due up to the date of such termination but shall not be entitled to compensation in respect of termination (except where such appointment is terminated by the Manager in accordance with sub-clause (1)(a) of this Clause or by the Company in breach of Clause 2) and the Manager shall deliver to the Company or as it shall direct, all books of account, records, registers, correspondence, documents and assets belonging to the Company or any subsidiary in possession of or under the control of the Manager and take all necessary steps to vest in the Company any assets previously held in the name of or to the order of the Manager on behalf of the Company or any subsidiary.

(3) The Manager shall also be entitled to terminate its appointment on giving four months' notice to the Company if either the Board fails to procure that Christopher Mills consults with the Manager in accordance with Clause 3(2) or if the Manager has objected to an investment proposed by Christopher Mills and has given notice to the Board under Clause 3(2), but the Board has approved the proposal.

12.  Confidentiality and records
     ---------------------------

(1) Neither party shall during the continuance of this Agreement or after its termination disclose to any person, firm or company whatsoever (except with the authority of the other party or unless ordered to do so by The Stock Exchange, the Panel on Takeovers and Mergers or by a regulatory body or court of competent jurisdiction) any information relating to the business, Portfolio, finances or other matters of a confidential nature of the other party of which it may in the course of its duties under this Agreement or otherwise become possessed and each party shall use all reasonable endeavours to prevent any such disclosure.

(2) All books, statistical records, accounts, contract notes, correspondence and other documents relating to the business and affairs of the Company shall be the exclusive property of the Company and the Manager shall when reasonably requested produce the same to the Company or its employees, agents or auditors together with any information within the knowledge of the Manager in relation thereto.

13.  Reports and valuations
     ----------------------

(1) The Manager shall provide the Company with regular monthly statements and valuations in respect of the Portfolio as at dates selected by the Company provided that the Company shall supply valuations to the Manager in respect of unlisted investments (not being Relevant Investments). The valuations provided by the manager shall be in accordance with procedures and on a basis reviewed by the Company's auditors and as required by law or the regulations of The Stock Exchange. The reference currency will be pounds sterling for such documents.

(2) Statements of the contents of the Portfolio prepared in accordance with the IMRO Rules will be provided on a quarterly basis in respect of quarterly periods of account.

14.  Notices
     -------

     Any notice to be given under this Agreement may be served personally or by post at the registered office of the party to be served and in the case of service of first class post shall be deemed duly served twenty-four hours after posting and proof of posting shall be proof of delivery.

15.  Liability and Indemnity
     -----------------------

(1) Subject to the terms of this Agreement, the Manager shall be under no liability to the Company for any loss, costs or damages which may arise in connection with the conduct of its duties hereunder or the custody of the Investments or for any depreciation in the value of any Investments or their safe custody unless due to wilful default or negligence on its part.

(2) The Company shall indemnify the Manager and keep it indemnified against any costs, claims, demands or proceedings made by any person and in any way arising from its appointment hereunder unless due to wilful default or negligence on its part. The Manager agrees promptly to inform the Company in writing of any event which comes to its notice as a result of which the Company might become liable to indemnify the Manager under this Clause.

16.  Assignment
     ----------

     Neither party hereto shall be entitled to assign or otherwise part with any interest in this Agreement unless the prior written consent of the other has been obtained except that, if either party transfers the whole or a substantial part of its undertaking and property to another company as part of a reconstruction or amalgamation, that party may by written notice to the other transfer all its rights and obligations under this Agreement to that other company.

17.  Governing law
     -------------

     This Agreement is governed by and shall be construed in accordance with the laws of England to the jurisdiction of whose Courts the parties irrevocably submit.

IN WITNESS of which each of the parties has executed this Agreement on the date first mentioned on page 1.

SIGNED by H. Gittes        )
                           )   /s/ H. Gittes
on behalf of CONSOLIDATED  )
VENTURE TRUST PLC in the   )
presence of:               )

SINGED by R.C.O. Hellyer   )
                           )   /s/ R.C.O. Hellyer
on behalf of J O HAMBRO &  )
PARTNERS LIMITED           )
in the presence of:        )

                          ADMINISTRATION, MANAGEMENT
                             AND CUSTODY AGREEMENT

                                    BETWEEN
                          AMERICAN OPPORTUNITY TRUST
                           AND J O HAMBRO & PARTNERS

                            Dated 7th January 1993
                            ----------------------


                        LEVERAGED OPPORTUNITY TRUST PLC

                                      and

                         J O HAMBRO & PARTNERS LIMITED


               ADMINISTRATION,  MANAGEMENT AND CUSTODY AGREEMENT





                                 Allen & Overy
                                     London

THIS AGREEMENT is made on 7th January 1993 BETWEEN:

(1) LEVERAGED OPPORTUNITY TRUST PLC of 11 Devonshire Square, London EC2M 4YR (the "Company"); and
           -------

(2) J O HAMBRO & PARTNERS LIMITED of 30 Queen Anne's Gate, London SW1H 9AL (the "Manager").
      -------

NOW IT IS HEREBY AGREED as follows:

1.   Interpretation
     --------------

(1)  In this Agreement:

     "Board"
      -----

     means the Board of Directors of the Company, or a committee thereof or (where the context so admits) a Director of the Company, duly authorized;

     "IMRO"
      ----

     means the Investment Management Regulatory Organization Limited or its successors from time to time;

     "IMRO Rules"
      ----------

     means the rules of IMRO from time to time applicable;

     "Investments"
      -----------

     includes any asset, right or interest falling within any paragraph in Part I of Schedule I to the Financial Services Act 1986 and any other asset, right or interest in respect of property of any kind and, without prejudice to the foregoing, wherever situate and whether or not producing income;

     "Portfolio"
      ---------

     means the Investments from time to time owned by the Company;

     "Stock Exchange"
      --------------

     means The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

     "subsidiary"
      ----------

     shall have the meaning ascribed thereto by Section 736 of the Companies Act 1985.

(2) References to persons include bodies corporate and unincorporated associations and references to companies include any bodies corporate.

(3) Any reference to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

(4)  Subclauses (1) to (3) above apply unless the contrary intention appears.

(5)  The headings in this Agreement do not affect its construction.

(6) References to amounts payable by the Company shall be exclusive of value added tax thereon so that value added tax shall be payable in addition if and to the extent chargeable.

2.   Appointment
     -----------

     The Company hereby appoints the Manager to be the investment manager and administrator of the Company to provide the services and facilities mentioned below with effect from the date of execution of this Agreement, such appointment to continue (unless previously terminated under Clause 11 below) until terminated by either party upon the expiry of not less than two years' written notice given to the other.

3.   Investment Management
     ---------------------

(1) The Manager shall undertake with regard to such Investments as may from time to time be notified to and agreed with the Manager (the "Relevant Investments"), the duties normally performed by investment managers, subject to the policy directions and overall guidelines from time to time notified to the Manager by the Board, and in particular but without in any way prejudicing the generality of the foregoing shall on behalf of the
     Company:

     (a) keep under constant review the Relevant Investments from time to time held by the Company;

     (b) be entitled (at its absolute discretion and without obtaining the prior written permission of the Company) to withdraw deposits, to effect purchases and sales and other transactions in respect of Relevant Investments and subscriptions to issues of Relevant Investments, to enter into underwriting commitments in relation to Relevant Investments on behalf of the Company and otherwise to invest, realise and re-invest the Portfolio in relation to Relevant Instruments and exercise all rights attaching to Relevant Investments comprised therein and in each such case to charge the amounts payable to the Portfolio;

     (c) search out and evaluate investment opportunities in Relevant Investments for the Company;

     (d) analyse the progress of companies in which the Company has made Relevant Investments;

     (e) submit to the Board such reports and information regarding Relevant Investments as the Board shall reasonably require; and

     (f) recommend to the Board any future developments or changes to the investment policy of the Company which the Manager may consider to be advisable.

(2) The Board shall procure that Christopher Mills consults with the Manager prior to making investment decisions on behalf of the Company relating to unlisted investments. If the Manager objects to any such investment decisions proposed by Christopher Mills it may notify the Board and the Board shall use reasonable endeavours to convene a Board meeting to consider the matter prior to the proposed investment decision being implemented.

4.   Administration and other facilities
     -----------------------------------

     The Manager shall provide the Company with the following services and facilities:

     (a) office facilities at 30 Queen Anne's Gate, London SW1H 9AL or such other office as may be agreed by the Company with the Manager and such office shall be used as the registered and principal office of the Company and there shall be available there a suitable room (upon the giving of not less than five days' prior notice or such shorter notice as may be agreed from time to time) for the holding of meetings of the Board but nothing in this Agreement shall be construed or have effect as constituting the relationship of landlord and tenant between the Manger and the Company and the Company shall be a bare licensee of the Manager;

     (b) all financial, accountancy, secretarial, clerical and other administrative services of any kind necessary for the conduct of the affairs of the Company;

     (c) keeping on behalf of the Company such books, records and statements to give a complete record of all transactions carried out by the Company in relation to the investment, realisation and re-investment of the Portfolio and such other books, records and statements as may be required to give a complete record of all other transactions carried out by the Company and as will enable the Company to publish yearly and half-yearly the report and accounts of the Company as required by the regulations of The Stock Exchange;

     (d) acting as Secretary to the Company, attending all meetings of the Board and performing all the duties reasonably expected of a Company Secretary including liaison with The Stock Exchange, preparation and delivery of returns of The Registrar of Companies and the maintenance of all statutory books other than the register of members;

     (e) all necessary equipment and personnel with a proper and adequate standard of proficiency and experience to enable the Manger to carry out its functions under this Agreement; and

     (f) the Manager shall permit such of its employees (if any) as the Company may reasonably request to be Directors of the Company.

5.   Ancillary Powers of Manager
     ---------------------------

     The Manager may on behalf of the Company in respect of Relevant
     Investments:

     (a) issue orders and instructions to the Company's bankers and custodians with respect to the disposition of securities and moneys of the Company provided always that any such disposition shall at all times be subject to and effected in accordance with the arrangements for the time being in force between the Company and its bankers and custodians;

     (b) exercise any voting rights attached to the securities included in the Investments in pursuance of the policy agreed and established by the Board from time to time; and

     (c) issue instructions to and consult the auditors and legal advisers of the Company regarding any matter or thing relating to Investments including (where the Board thinks fit) institution of legal proceedings.

6.   Further obligations of the Manager
     ----------------------------------

(1) The Manager shall, and shall procure that its representatives, employees and delegates shall, obey and comply with all lawful orders and directions in relation to the Manager's obligations under this Agreement given to it or them from time to time by the Board and shall observe and comply with the Memorandum and Articles of Association of the Company as from time to time amended and with all resolutions of the Board or the Company of which they are informed.

(2) In particular, all activities engaged in by the Manager or any representative, employee or delegate of the Manager on behalf of the Company shall at all times be subject to the overall control of and review by the Board and without limiting the generality of the foregoing the Board shall set out the investment policy of the Company specifying the manner in which it wishes the Manger to give effect to such policies.

(3) The Board shall instruct the Manager as to the exercise of the voting rights attached to the securities in the Portfolio and may:

     (a) prohibit the Manager from investing for the account of the Company in any particular security or class of securities;

     (b) require the Manager to sell any security or class of securities or (subject to the availability of funds) to purchase any security or class of securities; and

     (c) withdraw any part of the assets of the Company from the management of the Manager (but without thereby reducing the fee payable to the Manager under this Agreement) for any reason whatsoever.

7.   Custody
     -------

(1) Unless it receives contrary instructions from the Company, the Manager shall make arrangements for the safekeeping of all cash, securities or other assets in the Portfolio for the account of the Company in accordance with this Clause 7 provided that the obligations of the Manager under this Clause 7 shall not apply in relation to any cash or other assets of the Company until the cash or assets concerned have been made available to the Manager following execution of this Agreement. Insofar as the Manager holds assets comprised in the Portfolio (or documents of title relating to such assets), it shall do so separately from its own assets and on trust for the Company.

(2) The Manager shall arrange for (i) any uninvested cash to be held in the Company's name in one or more accounts with Bank of Scotland or other first class banks approved by the Company and (ii) all securities to be held in custody accounts in the Company's name at Bank of Scotland or other reputable custodians approved by the Company.

(3)  The Manager shall make arrangements for:

     (a) the collection of all income and principal with respect to the Portfolio and credit cash receipts to the bank accounts referred to above;

     (b) the exchange of securities where the exchange is purely ministerial (including the exchange of temporary securities for those in definitive form and the exchange of warrants for, or other documents of entitlement to securities for, the securities themselves);

     (c) the surrender of securities at maturity or when called for redemption against payment therefor.

(4) The Manager shall notify any bank or custodian holding property comprised in the Portfolio that it is not the Manager's property.

(5) The Manager shall have no right of lien or set-off or any right of retention with respect to any Investments held in the Portfolio.

(6) All proxies or similar requests for consent and all notices (other than of a routine or immaterial nature) received by the Manager relating to securities held in the Portfolio are to be forwarded to the Company or are to be dealt with in accordance with instructions given by the Company from time to time.

8.   Management charge and expenses
     ------------------------------

(1) The Company shall pay to the Manager as remuneration for the provision of its services hereunder a fee payable annually in arrears on 31st December in each year and calculated at the rate of 0.25 per cent per annum (plus value added tax) by reference to the Net Asset Value (calculated on a gross assets basis) as at 30th September, the first such payment, being a pro rata part of the annual fee, to be made on 31st December 1993 in respect of the period from the date of this Agreement to 30th September, 1993. On termination of this Agreement a pro rata fee shall be payable for any part of the year to 30th September for which this Agreement is in force, payable on the 31st December next following termination.

(2) The Company shall bear the expenses of any kind incurred by or on behalf of the Manager in the carrying out of its duties and the provision of services and facilities hereunder, save for telex, telephone and other routine communication charges and the costs of providing normal office accommodation and secretarial and clerical staff for the normal performance of those duties.

(3) The Manager shall also be entitled to additional fees, calculated on a time basis, for services provided in connection with any transactions involving the Company and/or any of its subsidiaries outside the ordinary course of business including in particular any issue of shares, debentures or other securities or any reorganization, redemption, consolidation, sub-division or other alteration of capital or any takeover, acquisition or disposal of or by the Company and/or any of its subsidiaries.

(4) An amount equal to any amount payable to the Manager pursuant to this Clause shall be paid by the Company to the Manager promptly after delivery to the Company by the Manager of an invoice giving reasonable details in respect thereof. Notwithstanding the foregoing, the Manager shall be entitled, without delivery of an invoice as aforesaid, to charge any such amount to the Portfolio subject to notifying the Company in writing of the amount promptly thereafter.

(5) For the purpose of this Clause 8 "Net Asset Value" shall mean the amount of the fixed and current tangible assets of the Company (other than shares in its subsidiaries) and its subsidiaries after deducting therefrom an amount equal to the current liabilities and the borrowings or other indebtedness in the nature of borrowings (except for borrowings repayable after an initial term of more than three years) of the Company and its subsidiaries as reasonably determined by the Manager.

9.   Subsidiaries
     ------------

     If the Company has at any time one or more subsidiaries then, unless otherwise directed by the Board, the Manager shall in addition provide the same services to such subsidiaries as it provides hereunder to the Company.

10.  Freedom to act
     --------------

     The services of the Manager to the Company under this Agreement shall not be exclusive and the Manager shall be free to render similar services to others and nothing in this Agreement shall preclude the Manager from having dealings with or on behalf of the Company either on its own account or on account of its clients or others or make it accountable to the Company in respect of any profit or commission from any such dealings.

11.  Termination
     -----------

(1)  If:

     (a) either party shall commit any substantial or continuing material breach of this Agreement and (where such breach is capable of remedy) fail to remedy such a breach within thirty days of being given written notice of it by the other party; or

     (b) either party shall have a receiver or administrator appointed over the whole or any part of their assets or a resolution is passed or an order made for the winding-up of such party other than as mentioned in sub-clause (2) below, the other party shall be entitled to terminate the appointment under this Agreement forthwith by giving written notice of termination to such party.

(2) On termination of the appointment of the Manager, the Manager shall be entitled to receive all fees and other money accrued due up to the date of such termination but shall not be entitled to compensation in respect of termination (except where such appointment is terminated by the Manager in accordance with sub-clause
     (1)(a) of this Clause or by the Company in breach of Clause 2) and the Manager shall deliver to the Company or as it shall direct, all books of account, records, registers, correspondence, documents and assets belonging to the Company or any subsidiary in possession of or under the control of the Manager and take all necessary steps to vest in the Company any assets previously held in the name of or to the order of the Manager on behalf of the Company or any subsidiary.

(3) The Manager shall also be entitled to terminate its appointment on giving four months' notice to the Company if either the Board fails to procure that Christopher Mills consults with the Manager in accordance with Clause 3(2) or if the Manager has objected to an investment proposed by Christopher Mills and has given notice to the Board under Clause 3(2), but the Board has approved the proposal.

12.  Confidentiality and records
     ---------------------------

(1) Neither party shall during the continuance of this Agreement or after its termination disclose to any person, firm or company whatsoever (except with the authority of the other party or unless ordered to do so by The Stock Exchange, the Panel on Takeovers and Mergers or by a regulatory body or court of competent jurisdiction) any information relating to the business, Portfolio, finances or other matters of a confidential nature of the other party of which it may in the course of its duties under this Agreement or otherwise become possessed and each party shall use all reasonable endeavors to prevent any such disclosure.

(2) All books, statistical records, accounts, contract notes, correspondence and other documents relating to the business and affairs of the Company shall be the exclusive property of the Company and the Manager shall when reasonably requested produce the same to the Company or its employees, agents or auditors together with any information within the knowledge of the Manager in relation thereto.

13.  Reports and valuations
     ----------------------

(1) The Manager shall provide the Company with regular monthly statements and valuations in respect of the Portfolio as at dates selected by the Company provided that the Company shall supply valuations to the Manager in respect of unlisted investments (not being Relevant Investments). The valuations provided by the Manager shall be in accordance with procedures and on a basis reviewed by the Company's auditors and as required by law or the regulations of The Stock Exchange. The reference currency will be pounds sterling for such documents.

(2) Statements of the contents for the Portfolio prepared in accordance with the IMRO Rules will be provided on a quarterly basis in respect of quarterly periods of account.

14.  Notices
     -------

     Any notice to be given under this Agreement may be served personally or by post at the registered office of the party to be served and in the case of service of first class post shall be deemed duly served twenty-four hours after posting and proof of posting shall be proof of delivery.

15.  Liability and Indemnity
     -----------------------

(1) Subject to the terms of this Agreement, the Manager shall be under no liability to the Company for any loss, costs or damages which may arise in connection with the conduct of its duties hereunder or the custody of the Investments or for any depreciation in the value of any Investments or their safe custody unless due to wilful default or negligence on its part.

(2) The Company shall indemnify the Manager and keep it indemnified against any costs, claims, demands or proceedings made by any person and in any way arising from its appointment hereunder unless due to wilful default or negligence on its part. The Manager agrees promptly to inform the Company in writing of any event which comes to its notice as a result of which the Company might become liable to indemnify the Manager under this Clause.

16.  Assignment
     ----------

     Neither party hereto shall be entitled to assign or otherwise part with any interest in this Agreement unless the prior written consent of the other has been obtained except that, if either party transfers the whole or a substantial part of its undertaking and property to another company as part of a reconstruction or amalgamation, that party may by written notice to the other transfer all its rights and obligations under this Agreement to that other company.

17.  Governing law
     -------------

     This Agreement is governed by and shall be construed in accordance with the laws of England to the jurisdiction of whose Courts the parties irrevocably submit.

IN WITNESS of which each of the parties has executed this Agreement on the date first mentioned on page 1.

SIGNED by  J.J. Nelson           )
                                 )    /s/ James J. Nelson
on behalf of                     )
LEVERAGED OPPORTUNITY TRUST PLC  )
in the presence of:              )




SIGNED by R.C.O. Hellyer         )
                                 )    /s/ R.C.O. Hellyer
on behalf of                     )
J O HAMBRO & PARTNERS LIMITED    )
in the presence of:              )

                               POWER OF ATTORNEY

                               POWER OF ATTORNEY
                               -----------------

This general Power of Attorney is made this ninth day of July 1997 by Christopher Harwood Bernard Mills.

I hereby appoint Claudia Margaret Cecil Perkins of Ryder Court, 14 Ryder Street, London SW1Y 6QB, England, to be my attorney whereby she is empowered to sign on my behalf all documents required for the proper conduct of the businesses of J O Hambro & Partners Limited, North Atlantic Smaller Companies Investment Trust Plc and its subsidiaries, American Opportunity Trust PLC and its subsidiaries, Growth Financial Services Limited and Eveswise Ltd Retirement & Death Scheme. This Power shall include but not be limited to authorising all statutory, regulatory and other legal submissions which may be required to be made by any of the above companies.

IN WITNESS WHEREOF I have hereunto set my hand and seal the day and year first above written:



Signed, Sealed and Delivered   )
By the above named             )   /s/ Christopher Harwood Bernard Mills
CHRISTOPHER HARWOOD BERNARD MILLS)
in the presence of:            )

                               Maureen O'Hara
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

                            JOINT FILING AGREEMENT

                            JOINT FILING AGREEMENT
                            ----------------------

The undersigned hereby agree that the Statement on Schedule 13D dated June 11, 2001 with respect to the shares of Common Stock, $0.01 par value, of Mallon Resources Corporation and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.



Date: June 11, 2001           J O HAMBRO CAPITAL MANAGEMENT LIMITED


                              /S/ R. G. BARRETT
                              --------------------------------------------------
                              Name:  R. G. Barrett
                              Title: Director



Date: June 11, 2001           J O HAMBRO & CAPITAL MANAGEMENT
                              (HOLDINGS) LIMITED



                              Name:  R. G. Barrett
                              Title: Director

                              /S/ R. G. BARRETT
                              --------------------------------------------------

Date: June 11, 2001           AMERICAN OPPORTUNITY TRUST PLC

                              By: J O Hambro Capital Management Limited,
                                      Its investment advisor

                              /S/ R. G. BARRETT
                              --------------------------------------------------
                              Name:  R. G. Barrett
                              Title: Director

Date: June 11, 2001           CHRISTOPHER H. B. MILLS


                              /S/ CHRISTOPHER H. B. MILLS
                              --------------------------------------------------



Date: June 11, 2001           THE TRIDENT NORTH ATLANTIC FUND

                              By: J O Hambro Capital Management Limited,
                                      Its investment advisor


                              /S/ R. G. BARRETT
                              --------------------------------------------------
                              Name:  R. G. Barrett
                              Title: Director